UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37672

ARRIS INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

3871 Lakefield Drive

Suwanee, Georgia 30024

(678) 473-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, £0.01 nominal value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Effective as of April 4, 2019, CommScope Holding Company, Inc. acquired all of the issued and outstanding shares of Arris International Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Arris International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2019	ARRIS INTERNATIONAL LIMITED,

	By:	/s/ Michael Coppin
Michael Coppin
Secretary